August 15, 2024

Chris Ogden
Chief Financial Officer
CytomX Therapeutics, Inc.
151 Oyster Point Blvd., Suite 400
South San Francisco, CA 94080

       Re: CytomX Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed August 9, 2024
           File No. 333-281433
Dear Chris Ogden:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Mark Roeder